FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001-56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of CVM Instruction 358/02, as amended, hereby discloses the following correspondence received from Península Participações S.A. on March 12th, 2014.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886-0421 or
e-mail gpa.ri@gpabr.com  .

São Paulo, March 13th, 2014.

Daniela Sabbag

Investor Relations Officer

Sao Paulo, March 12th, 2014

Companhia Brasileira de Distribuição (“Company” or “CBD”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Att.:Ms. Daniela Sabbag

Corporate Relations and Investor Relations Officer Tel.: 55 11 3886-0421

Fax: 55 11 3886-2677

e-mail: gpa.ri@gpabr.com

Disclosure of Information regarding Interest

Dear Sir,

Pursuant to Instruction 358/02 of Brazilian Securities and Exchange Commission (“CVM”), Península Participações S.A., stock company with its corporate headquarters at Jerônimo da Veiga 384, 3rd floor, enrolled with Brazilian Corporate Taxpayer’s (CNPJ/MF) under no. 58.292.210/0001-80 (“Península”), hereby inform CBD the following:

(i) in the present date Península  has completed the reduction process of his capital stock through which part of the shares  held by Mr. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D´Avilla, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Adriana Falleiros dos Santos Diniz, Rafaela Marchesi Diniz e Miguel Marchesi in the capital of the Peninsula were canceled and refunded upon transfer of all of its stake on preferred shares issued by CBD, as detailed in the table below:

Shareholder	Type and class of shares	Inicial Amount	Final Amount
Península	Preferred Shares	19,375,000	0
Abilio dos Santos Diniz	Preferred Shares	0	7,910,758
Ana Maria Falleiros dos Santos Diniz D´Avilla	Preferred Shares	0	1,910,707
João Paulo Falleiros dos Santos Diniz	Preferred Shares	17,893	1,928,600
Pedro Paulo Falleiros dos Santos Diniz	Preferred Shares	724	1,911,431
Adriana Falleiros dos Santos Diniz	Preferred Shares	0	1,910,707
Rafaela Marchesi Diniz	Preferred Shares	0	1,910,707
Miguel Marchesi Diniz	Preferred Shares	0	1,910,707

(ii) the process of capital stock reduction is part of Peninsula corporate planning;

(iii) the transaction described on item (i) did not affect the participation of Grupo Diniz (according to information on the Reference Form), still holder of preferred shares representing 8.8% of the capital stock;

Sincerely,

Península Participações S.A.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 14, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.